Filed pursuant to Rule 424(b)(3)
Registration number 333-128181

PROSPECTUS

2,122,305 Shares

KFx INC.

Common Stock

                This prospectus relates to 2,122,305 shares of common stock, $0.001 par value per share, of KFx Inc., a Delaware corporation, which may be offered from time to time by the selling security holders named in this prospectus.  The shares include up to 1,228,000 shares of common stock issuable upon the exercise of options and up to 600,000 shares of common stock issuable upon the exercise of warrants.  We will not receive any of the proceeds from the sale of those shares.

                Our common stock is traded on the American Stock Exchange under the symbol “KFX.”  On September 14, 2005, the last reported sales price for our common stock on the American Stock Exchange was $14.96 per share.

                See "Risk Factors" beginning on page 3 of this prospectus for factors you should consider before buying shares of our common stock.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 16, 2005.

OUR BUSINESS

                The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" certain information that we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.  You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.  References in this prospectus to “our company,” “we,” “our,” and “us” refer to KFx Inc.

                KFx is a “clean coal” company with a patented process and technology, which we refer to as K-Fuel technology, that uses heat and pressure to physically and chemically transform coal with a lower heat value, as measured by British Thermal Units (or Btus) into coal with a higher heat value, while at the same time removing significant amounts of certain impurities, including mercury, sulfur dioxide, or SO2,emissions of oxides of Nitrogen, or NOx.  Throughout the Western United States there are significant coal resources with heat values less than 9,000 Btus.  Such heat values are considered low grade and serve as feedstocks for our process.  Many coal-fired, electric generating units, or EGUs, which comprise our primary market, burn coal that is 11,000 Btus or greater.  Our technology adds value for coal producers and the electric power generation industry by significantly improving the quality of lower-grade coal and facilitating its compliance with certain air emission standards.  We believe the current pricing of coal in the U.S. and the declining availability of cleaner, higher-Btu coal to comply with environmental regulation, referred to as compliance coal, has created a near-term and long-term opportunity for K-Fuel.  Furthermore, certain federal tax credits were enacted in 2004 to encourage the development of cleaner fuel sources.  Based upon testing we have performed to date, we believe that K-Fuel meets the tax credit requirements of a refined coal and we believe our future plants that will produce K-Fuel will be eligible for the credit if they are operational by January 1, 2009.  Such credits add to the economic feasibility of processing and selling K-Fuel.

                Our operations are focused on developing our technology and the commercial viability of our product.  We currently operate a research, development, and demonstration facility near Gillette, Wyoming that includes a Class A laboratory and pilot plants capable of processing small amounts of most types of source coal into K-Fuel using our proprietary technology.  We maintain this demonstration facility to provide complex technological data to our potential customers and governmental agencies in assessing the benefits of the K-Fuel process.  Potential customers provide feedstock to us, which we process through our demonstration facility to determine if the resultant K-Fuel meets their specifications, such as heat value, moisture content and amount of impurities.

                In 2004, we began construction of a plant with designed production capacity of 750,000 tons per year in the Powder River Basin in Wyoming, which we refer to as the 750,000-ton plant.  The 750,000-ton plant is intended to demonstrate that the K-Fuel process performs as expected on a commercial scale and will serve as a basis for larger plants.  The equipment used in the K-Fuel process is modular in design, which makes it easy to expand.  In fact, the 750,000-ton plant is expandable to an 8 million-tons per year, which we expect to be the size of our typical commercial plant.  Therefore, we believe that the 750,000-ton plant provides a model for larger plants, as the most important modification to increase the size of the plant is the addition of process modules, the equipment that actually processes the coal.  Construction is currently in process and expected to be completed during the summer of 2005.  Throughout the fourth quarter of 2005, we anticipate testing, commissioning and initial commercial production of the plant.

                In the future, we plan to own and operate K-Fuel production facilities both domestically and internationally, both wholly-owned and through joint ventures, as well as to license the K-Fuel technology to third parties.

RISK FACTORS

                Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference.

                Investment in our shares involves a high degree of risk.  You should consider the following discussion of risks as well as other information in this prospectus and the incorporated documents before purchasing any shares.  Each of these risk factors could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock.

                This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not differ materially from expectations, and, therefore, investors are cautioned not to place undue reliance on such statements. Set forth below is a discussion of certain factors, which could cause our actual results to differ materially from the results projected or suggested in such forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. We undertake no obligation to update any forward-looking statements as a result of future events or developments.

BUSINESS RISKS

We have a history of losses, deficits, working capital deficits and negative operating cash flows.  As a result, we have been and continue to be very dependent on strategic relationships and sales of our equity securities to fund our operating costs.

                As of December 31, 2004 and 2003, we had working capital of approximately $73.6 million and $21.2 million, respectively, and accumulated deficits of approximately $128.6 million and $118.0 million, respectively.  At December 31, 2004 and 2003 we had stockholders’ equity of approximately $94.3 million and $31.1 million, respectively.  In prior years, we had significant accumulated deficits and working capital deficits.  We incurred net losses from continuing operations of $10.6 million, $10.2 million and $18.4 million in 2004, 2003 and 2002, respectively.  Until 2004, we experienced negative operating cash flow of $6.9 million, and $4.0 million in 2003, and 2002, respectively.  In 2004, we generated $494,000 of operating cash flows, primarily due to cash received related to the Cook Inlet Coal contract that we received.  Based upon the terms of the contract and the deliverables required, we did not recognize any revenue in 2004, and will recognize revenue from the contract as we incur costs associated with the transfer of our technology to Cook Inlet Coal.  During the six months ended June 30, 2005, we have estimated these costs and recognized $777,000 in revenue.  However, as the exact timing of the provision of certain deliverables and incurrence of costs to transfer our technology is unclear, we cannot, at this point, determine how much revenue we will recognize for the next 12 months related to the contract.  To date, we have not yet achieved significant K-Fuel licensing, royalty or product sales revenue.

                We expect to incur significant additional operating losses and continued negative cash flows from operations at least for the next couple of years.  We have made, and will continue to make, very significant expenditures well before our revenues increase sufficiently to cover these additional costs.  We are not able to estimate when, if ever, our revenue will increase sufficiently to cover these costs.  Further, we may not achieve or maintain profitability or generate cash from operations in future periods.

                As a result, we have been and continue to be very dependent on strategic relationships and sales of our equity securities to fund the operating costs associated with our business.  Our continuation is dependent on our ability to utilize existing resources and to generate sufficient cash flows to meet our obligations on a timely basis, to obtain financing or refinancing as may be required, to attain profitability, or a combination thereof.  A lack of adequate financing may adversely affect our ability to respond to changing business and economic conditions and competitive pressures, absorb negative operating results, and fund capital expenditures or increased working capital requirements.

We may not be able to enter into joint ventures or other partnership arrangements for purposes of licensing our K-Fuel technology or building K-Fuel plants.

                We previously disclosed that a former member of our Board of Directors, Mark Sexton, and Evergreen Energy Company, may be interested in entering into a joint venture with us to develop and finance several new plants for the production of K-Fuel.  The parties have had preliminary discussions concerning a possible joint venture.  To date, no definitive agreements or understandings have been reached and discussions are continuing.   There can be no assurance that any contemplated joint venture with Mr. Sexton and Evergreen Energy Company will occur.  If we are unable to enter into new joint ventures or other partnership arrangements for purposes of licensing our K-Fuel technology or building K-Fuel plants or if our contemplated relationship with Mr. Sexton and Evergreen Energy Company is not successful, our business and prospects may suffer.

We have granted certain rights and limited licenses for the use of our K-Fuel technology to certain investors, including Westcliff Capital Management, LLC, and any such rights and licenses may dilute our interest in specific projects to the extent that such investors elect to participate.

                Subject to an investor rights agreement between us and several investors, including a number of funds and accounts managed by Westcliff Capital Management, LLC (managed by Richard Spencer, a member of our Board of Directors), we granted such investors the right under certain conditions to develop or participate in certain K-Fuel commercial projects.  We also granted the investors the exclusive right to develop certain commercial projects in India subject to certain conditions.  Additionally, we may have to grant a right of first refusal to allow the investors to market the K-Fuel product in the event that we elect not to market it ourselves.  If the investors elect to exercise their rights pursuant to the investor rights agreement, we may be required to grant them certain licenses concerning our K-Fuel technology or allow them to participate as equity owners in certain K-Fuel plant projects, the result of which could dilute our possible ownership interest in specific projects.

Technical and operational problems may adversely impact our ability to develop K-Fuel projects or facilities and could result in delays or postponement of the production of our products.

                In the past there have been significant technical and operational problems with the construction of a K-Fuel facility.  The construction of the first commercial-scale K-Fuel production plant (the KFP Plant) began in 1995, which was completed and began operations in April 1998.  The plant experienced a series of construction problems during and after it began operations, including a 1996 fire at the plant and issues relating to the flow of materials within the processors and the design and operation of pressure release equipment.  Following the commencement of operations, the KFP Plant experienced problems relating to tar and residue build-up within the system during production and product quality issues related to product dusting.  As a result of these problems, operations at the KFP Plant were suspended.  In 2000, we tested an improved K-Fuel production process using PRB coals, which resulted in a new K-Fuel product, which is low in SO2, NOx, mercury and chlorine when burned.  Analysis of this improved K-Fuel product indicated that this new K-Fuel production process could be more reliable than the process used by the KFP Plant.  Additionally, the new K-Fuel production facilities would require less capital and have lower operating costs than previous K-Fuel plant designs.  However, there can be no assurance that any future K-Fuel production facilities will not experience technical or operational problems similar to or in addition to those experienced at the KFP Plant.  To the extent that other technical or operational problems materialize, our ability to develop other K-Fuel projects or facilities would be jeopardized.

The K-Fuel technology has not yet shown economic viability and if such technology does not become economically viable our ability to generate revenue and/ or operating income from this technology would be impaired.

                We have only recently finished the development of the current K-Fuel technology.  Our future success depends upon our ability to successfully construct and operate commercial K-Fuel production plants on a large scale and at a profit.

                The process of developing, financing and constructing K-Fuel production plants, including obtaining necessary regulatory permits and approvals, is complex, lengthy and costly and subject to numerous risks, uncertainties and factors beyond our control, including cost overruns, delays, damage and technical delays.  In addition, local opposition to a particular project can substantially increase the cost and time associated with developing the project, and can, potentially, render a project not feasible or economical.  Future projects for the development of K-Fuel production plants may incur substantial costs or delays or may be unsuccessful as a result of such opposition.

                Only a small percentage of the potential projects that are considered and pursued may ultimately result in operating plants that are sufficiently successful to provide us with project revenues and equity participation income, license fee income, and royalty fee income.  As a result, we may not be able to recover any expenses that we incur in the evaluation and development of certain projects.

The market for the K-Fuel technology and products is unclear; therefore we may not be able to realize significant revenues from the sale of products using the K-Fuel technology.

                Although we believe that a substantial market will develop both domestically and internationally for clean coal fuel products such as K-Fuel, no established market for beneficiated fuel products exists.  As a result, the availability of accurate and reliable pricing information and transportation alternatives for bringing K-Fuel to the market are not fully known.  The future success of our K-Fuel technology will depend on our ability to establish a market for clean coal fuel products among potential customers such as electrical utility companies and industrial coal users.  The value of our products in the marketplace may be reduced if the large differential that currently exists between the price of higher-grade eastern coals and lower-grade western coals narrows significantly.  Further, potential users of our fuel products may be able to choose among alternative fuel supplies and a lower price for these alternative supplies also can adversely affect our potential market opportunities.  The market viability for the K-Fuel technology will not be known until we complete construction of one or more commercial-scale production plants, either in the United States or internationally, that produce, on a consistent basis, commercial quantities of fuel that meet certain minimum performance specifications.  There is a risk that commercial-scale production plants when completed will be unable to generate sufficient market interest to continue in business.  Further, there can be no assurance that a commercial-scale K-Fuel plant will be economically successful.  If we are unable to complete construction and successfully operate a commercial K-Fuel production plant, we will not be able to sustain our operations or achieve future growth.

We may not be able to effectively execute our business plan.

                You should consider our business and prospects in light of the risks and difficulties typically encountered by companies in the early stages of development of a new product such as ours.  Some of the specific risks include whether we will be able to:

•	attract new customers, or expand services and retain customers;
•	attract and retain credit-worthy customers;
•	accurately assess potential markets and effectively respond to competitive developments;
•	raise additional capital;
•	provide a reliable product;
•	effectively manage expanding operations;
•	comply with evolving governmental regulatory requirements; and
•	increase awareness of our product.

We may not be successful in addressing these and other risks, and our failure to do so would create a significant risk that the value of our common stock may decline and our results of operations and our financial condition may be adversely affected.

The cost of lower-grade coal and other costs may effect the economics of producing K-Fuel.

                We intend to use lower-grade coal as a feedstock in our process.  In addition, we have modeled the economics of a potential plant and believe that we would generate a profit by operating such a plant.  However, our models include significant estimates and assumptions for costs.  If such costs are greater than anticipated, it may not be economical to produce K-Fuel and our results of operations could be adversely affected.

The availability of lower-grade coal as a feedstock may affect future production of K-Fuel.

                We are investigating geographic regions which we believe have adequate lower-grade coal to serve as a feedstock for our process.  If such lower-grade coal becomes unavailable or the cost increases significantly, we may not be able to produce K-Fuel or produce it economically.

Deregulation in the United States power industry may result in increased competition, which could result in the recognition of lower margins for our products.

                We expect that deregulation in the United States power industry will result in utilities and other power generators placing a high emphasis on reducing costs in their operations.  This situation may, in turn, result in increased competition from other producers of beneficiated coal products, other clean fuel sources, and other products, services and technologies designed to provide environmental and operating cost benefits similar to those which we believe are available from our K-Fuel technology.

Competition in our markets may result in lower operating margins for our products than originally expected.

                We face competition from other companies in the clean coal and alternative fuel technology industries as well as the emission control equipment industry.  Many of these companies have financial and managerial resources much greater than ours and, therefore, may be able to offer products more competitively priced and more widely available than ours.  Also, competitors' products may make our technology and products obsolete or non-competitive.  We may face competition for new K-Fuel plants from third parties with licenses for the K-Fuel technology, although we would receive licensing and royalty revenues.  Our future success may depend on our ability to adapt to such changing technologies and competition.

We are subject to risks of changing laws, which may adversely affect our ability to sell our products and services.

                Our products will be subject to federal, local, and foreign laws and regulations, including, for example, state and local ordinances relating to building codes, public safety and related matters.  In addition, as products are introduced into the market commercially, governments may impose new regulations.  Any regulation of our products, whether at the federal, state, local or foreign level, including any regulations relating to the development or sale of our products, may increase our costs and the price of our products.

                A significant factor driving the creation of the U.S. market for K-Fuel, and other beneficiated coal products, is the Clean Air Act, as amended, which specifies various air emission requirements for electrical utility companies and industrial coal users.  Significantly, the EPA along with the United States Department of Justice announced enforcement actions against various utility companies operating coal-fired power plants in the Midwest and Southeast sections of the U. S., charging that the plants were illegally releasing high amounts of certain air pollutants.  Although this enforcement initiative was announced in 1999, similar initiatives may be forthcoming.  We believe that the use of clean-burning fuel technologies, like K-Fuel, helps utility companies to comply with the air emission regulations and limitations.  We are unable to predict future regulatory changes and their impact on the demand for our products.  While more stringent laws and regulations, including, without limitation, new mercury emission limitation standards, the capping of SO2 emissions and new limits on NOx emissions may increase demand for our products, such regulations may result in reduced coal use and reliance on alternative fuel sources.  Similarly, amendments to the Clean Air Act that would have the effect of relaxing emission limitations, or a repeal of the Clean Air Act (which is unlikely) would have a material adverse effect on our prospects.

Our inability to adequately protect and defend our proprietary technology could harm our business, increase our costs and decrease the sales volume of our products and services.

                Our success depends upon our proprietary technology.  We rely on a combination of patent, copyright, trademark and trade secret rights to establish and protect our proprietary rights.  We currently have a series of patents on our K-Fuel technology.  However, competitors may successfully challenge the validity or scope of one or more of our patents or any future allowed patents.  These patents alone may not provide us with any significant competitive advantage.

                Third parties could copy or otherwise obtain and use our technology without authorization or develop similar technology independently.  The protection of our proprietary rights may be inadequate and our competitors could independently develop similar technology, duplicate our solutions or design around any patents or other intellectual property rights we hold.

                Any actions taken by us to enforce our patents or other property rights could result in significant expense to us as well as the diversion of management time and other resources.  In addition, detecting infringement and misappropriation of patents or intellectual property can be difficult, and there can be no assurance that we would detect any infringement or misappropriation of our proprietary rights.  Even if we are able to detect infringement or misappropriation of our proprietary rights, litigation to enforce our rights could cause us to divert significant financial and other resources from our business operations, and may not ultimately be successful.  If we are required to divert significant resources or time to the enforcement of our proprietary rights, even if the enforcement is successful, our business, results of operation and financial condition could be materially adversely affected.

Our success will depend partly on our ability to operate without infringing on or misappropriating the proprietary rights of others.

                We may be sued for infringing or misappropriating the proprietary rights of others.  Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations.  In addition, litigation is time consuming and could divert management attention and resources away from our business.  If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages.  Under some circumstances in the U. S., these damages could be triple the actual damages the patent holder incurs.  If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

                If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products or processes, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder.  Any required license might not be available to us on acceptable terms, or at all.  Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us.  If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our anticipated products, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on key personnel and if we are unable to retain or attract qualified personnel, we may not be able to execute our business plan.

                We believe that our performance is substantially dependent on the performance of a very small group of senior managers and key technical personnel.  The inability to retain key managerial and technical personnel or attract and retain additional highly qualified managerial or technical personnel in the future could harm our business or financial condition.

Local opposition to K-Fuel projects could substantially delay or prevent development of new K-Fuel plants, which could increase our costs or prevent us from producing and selling our products.

                Development, construction and operation of K-Fuel production plants require numerous environmental and other permits.  The process of obtaining these permits can be lengthy and expensive.  In addition, local opposition to a particular project can substantially increase the cost and time associated with developing a project, and can, potentially, render a project unfeasible or uneconomical.  We may incur substantial costs or delays or may be unsuccessful in developing K-Fuel production plants as a result of such opposition.

Any overseas development of our businesses is subject to international risks, which could adversely affect our ability to license, construct or operate profitable overseas plants.

                Although our current operations are primarily in the United States, we believe a portion of the growth opportunity for our business lies outside the U. S.  Doing business in foreign countries would expose us to many risks that are not present in the U. S. and with which we lack significant experience, including political, military, privatization, technology piracy, currency exchange and repatriation risks, and higher credit risks associated with customers.  In addition, it may be more difficult for us to enforce legal obligations in foreign countries and we may be at a disadvantage in any legal proceeding within the local jurisdiction.  Local laws may also limit our ability to hold a majority interest in the projects that we develop.

Limitations on our ability to take advantage of net operating losses if we achieve profitability could result in higher taxable income and lower net income.

                Under Section 382 of the Internal Revenue Code (“IRC”), the use of prior net operating losses is limited after an “ownership change,” as defined in Section 382.  The limitation, if applicable, is equal to the value of the loss corporation’s outstanding stock immediately before the date of the ownership change multiplied by a long-term interest rate specified by the IRC.  The quoted market value of a stock is a factor to consider, but not necessarily a conclusive factor, in determining the fair value of a corporation's stock.  Additional issuances of equity interests by us, or on the exercise of outstanding warrants or options to purchase our common stock may result in an ownership change that is large enough to trigger the Section 382 limitations.  Pursuant to Section 382, as a result in the change in control in 2003, we believe our annual limitation on the use of our NOL carryforwards is $11.3 million.  In the event we achieve profitable operations and taxable income, this limitation on the use of our net operating losses to offset taxable income could have the effect of increasing our tax liability and reducing net income and available cash resources.

We are required to pay third parties a portion of licensing and royalty revenues with respect to K-Fuel technology, which will decrease our gross margin from the sale of our products using the K-Fuel technology.

                We anticipate that a portion of our future revenues with respect to K-Fuel will be in the form of licensing and royalty payments from third party licensees operating commercial-scale production facilities of K-Fuel.  Pursuant to various agreements we have executed, we are required to pay third parties a substantial portion of licensing and royalty revenues that we receive.  The Estate of Edward Koppelman is entitled to 25% of all license fees and royalties on K-Fuel plant production, with a maximum of approximately $75.2 million; Fort Union Ltd. is entitled to 20% of royalties from K-Fuel production in the U.S., Canada and Mexico, not to exceed $1.5 million; and Ohio Valley Electric is entitled to 0.5% of royalties derived from the sale of K-Fuel using an earlier version of the technology only.  Amounts due under these agreements will decrease our gross margin from the commercialization of the K-Fuel technology.

We will rely on third parties to develop and provide equipment for our K-Fuel plants.

                There are a limited number of suppliers who provide us with the equipment we need to develop K-Fuel.  A supplier’s failure to develop and supply equipment in a timely manner or at all, or to develop or supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could harm our ability to develop and commercialize our products.  In addition, to the extent that our supply partners use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable components from alternative sources.

RISKS RELATING TO OUR COMMON STOCK

Our stock price has been volatile and is likely to continue to be volatile.  Volatility in our stock price potentially increases the likelihood of litigation against us.

                On February 25, 2005, our stock price reached an all-time closing high of $17.40.  Since the beginning of the fourth quarter of 2004, our stock price has appreciated by approximately 125%.  Our current trading price and valuation may not be sustainable.  In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company.  This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.  The overall market and the trading price of our securities may fluctuate greatly.  The trading price of our securities may be significantly affected by various factors, including:

•	quarterly fluctuations in our operating results;
•	changes in investors' and analysts' perception of the business risks and conditions of our business;
•	broader market fluctuations; and
•	general economic or political conditions.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on the market’s perception of our business and our ability to raise capital.

                We have documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments.  If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our ability to raise capital.

If conditions or assumptions differ from the judgments, assumptions or estimates used in our critical accounting policies, the accuracy of our financial statements and related disclosures could be affected.

                The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions, and estimates that affect the amounts reported in our Consolidated Financial Statements and accompanying notes.  Our critical accounting policies describe the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.  These accounting policies are considered “critical” because they require judgments, assumptions and estimates that materially impact our Consolidated Financial Statements and related disclosures.  As a result, if future events differ significantly from the judgments, assumptions, and estimates in our critical accounting policies or different assumptions are used in the future, such events or assumptions could have a material impact on our Consolidated Financial Statements and related disclosures.

A substantial number of shares we have issued in exempt transactions are, or are being made, available for sale on the open market.  The resale of these securities might adversely affect our stock price.

                We have on file with the SEC effective registration statements for a substantial number of shares for resale.  The selling stockholders under our effective registration statements will be permitted to sell their registered shares in the open market from time to time without advance notice to us or to the market and without limitations on volume.

                The sale of a substantial number of shares of our common stock under our registration statements, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We do not pay cash dividends.

                We have never paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future.

WHERE YOU CAN FIND MORE INFORMATION

                This prospectus is part of a registration statement we filed with the SEC.  You should rely only on the information contained in this prospectus or incorporated by reference.  We have not authorized anyone else to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

                We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read, without charge, and copy the documents we file at the SEC's public reference room in Washington, D.C.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov.

                We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	our Definitive Proxy Statement for our Annual Meeting of Stockholders held on June 21, 2005;

•

our Current Reports on Form 8-K filed on January 12, 2005, January 21, 2005, February 7, 2005, February 22, 2005, March 15, 2005, April 14, 2005 and our Current Report on Form 8-K/A filed on February 22, 2005;

•	the description of our common stock contained in the registration statement on Form 10-SB filed with the SEC on July 11, 1994; and

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year referred to above.

                We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.

                In addition, the reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus.  You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

                KFx Inc.
                55 Madison Street, Suite 500
                Denver, Colorado 80206
                (303) 293-2992
                Attn:  William G. Laughlin

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

                This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking.  These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases.  Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them.  Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

                Because the risk factors referred to above, as well as the risk factors beginning on page 3 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements.  Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time, and it is not possible for us to predict which factors will arise.  In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SECURITY HOLDERS

                We are registering for resale shares of our common stock held by the security holders identified below.  This prospectus relates to the offer and sale from time to time of up to 2,122,305 shares of common stock by the security holders in the manner and under the circumstances described under “Plan of Distribution.”  The shares include up to 1,228,000 shares of common stock issuable upon the exercise of options, 600,000 shares of common stock issuable upon the exercise of warrants and 294,305 shares of common stock.  We are registering the shares to permit the security holders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a security holder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.  The following table sets forth:

•	the name of the security holders,

•	the number and percent of shares of our common stock that the security holders beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of the security holders under this prospectus, and

•

the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the security holders).

                The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each security holder may offer under this prospectus.  We do not know how long the security holders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares.  The shares offered by this prospectus may be offered from time to time by the security holders listed below.

                This table is prepared solely based on information supplied to us by the listed security holders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares.  The applicable percentages of beneficial ownership are based on an aggregate of 66,705,458 shares of our common stock issued and outstanding on September 1, 2005, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering(1)			Number of Shares Being		Shares Beneficially Owned After Offering(1)
Security Holders	Number		Percent	Offered		Number(2)		Percent(3)

James P. Imbler	25,000	(4)	*	183,000	(4)	92,000	(4)	*
John V. Lovoi	98,500	(5)	*	50,000		48,500		*
Karel Vlok	20,000	(6)	*	320,000	(6)	0	(6)	0
Kurt B. Eckrich	281,100	(7)	*	150,000		131,100		*
Public Relations of America, Inc.	464,479	(8)	*	464,479		0		0
Richard C. Whitner	25,000	(9)	*	25,000		0		0
Robert I. Hanfling	0	(10)	*	600,000	(10)	500,000	(10)	*
Robert S. Boswell	30,000	(11)	*	25,000		5,000		*
Rudolph G. Swenson	325,100	(12)	*	150,000		175,100		*
Venners & Co., Ltd.	369,826	(13)	*	154,826		215,000		*

____________________

*	Indicates less than one percent.

(1)

Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or convertible securities held by that person that are convertible or exercisable currently or within 60 days of the date hereof are deemed outstanding.  Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the security holders named in the table have sole voting and investment power with respect to the shares set forth opposite each security holder’s name.

(2)

For each security holder, this number represents the number of shares of common stock to be owned by such security holder after completion of the offering and assumes that the security holders will sell all shares of common stock offered by them under this prospectus and further assumes that all warrants and options have been exercised.

(3)

For each security holder, this number represents the percentage of common stock to be owned by such security holder after completion of the offering, based on the number of shares of common stock outstanding as of September 1, 2005 (66,705,458 shares) and assuming (i) all options or warrants held by such security holders have been exercised, as applicable, and (ii) none of the options or warrants held by other persons have been exercised, as applicable.

(4)

As of September 1, 2005, Mr. Imbler beneficially owns 25,000 options to acquire common stock and has been granted an additional 250,000 options to acquire common stock, subject to vesting at a rate of 20% per year, commencing on December 10, 2005.  We are registering 183,000 shares of common stock underlying these options in anticipation that the options will eventually become fully vested.  Mr. Imbler is our Senior Vice President of Business Development.

(5)

Includes 98,500 shares which Mr. Lovoi has the right to acquire within 60 days of September 1, 2005, pursuant to the exercise of options.  Mr. Lovoi serves on our Board of Directors and is a member of our Audit Committee.

(6)

As of September 1, 2005, Mr. Vlok beneficially owns 20,000 options to acquire common stock and has been granted an additional 300,000 options to acquire common stock, subject to vesting at a rate of 20% per year, commencing on November 8, 2005.  We are registering 320,000 shares of common stock underlying these options in anticipation that the options will eventually become fully vested.

(7)	Includes 280,300 shares which Mr. Eckrich has the right to acquire within 60 days of September 1, 2005, pursuant to the exercise of options.

(8)

Includes 450,000 shares which Public Relations of America, Inc. has the right to acquire within 60 days of September 1, 2005, pursuant to the exercise of a warrant.   Mr. Richard C. Whitner, President, has the power to vote and/or dispose of the shares held by this selling security holder.  Public Relations of America, Inc. provides consulting services to KFx.

(9)	Mr. Whitner is the President of Public Relations of America, Inc. and has the power to vote and/or dispose of the shares beneficially owned by that selling security holder.

(10)

As of September 1, 2005, Mr. Hanfling does not beneficially own any shares of common stock or options to acquire common stock.  However, Mr. Hanfling has been granted 100,000 shares of common stock, subject to vesting at the rate of 20% per year, commencing on January 2, 2006.  In addition, Mr. Hanfling has been granted 1,000,000 options to acquire common stock, subject to vesting at a rate of 20% per year, commencing on January 2, 2006.  We are registering 600,000 shares of common stock underlying these options in anticipation that the options will eventually become fully vested.  Mr. Hanfling is our President and Chief Operating Officer.

(11)	Includes 25,000 shares which Mr. Boswell has the right to acquire within 60 days of September 1, 2005, pursuant to the exercise of options.

(12)

Includes 160,000 shares which Mr. Swenson has the right to acquire within 60 days of September 1, 2005, pursuant to the exercise of options.  Mr. Swenson is our Assistant Secretary and served as our Vice President, Secretary and Treasurer until March 9, 2005.

(13)

Includes 150,000 shares which Venners & Co., Ltd. has the right to acquire within 60 days of September 1, 2005, pursuant to the exercise of a warrant.  Mr. John P. Venners, President, has the power to vote and/or dispose of the shares held by this selling security holder.  Mr. Venners is the brother of Theodore Venners, our Chief Executive Officer and Chairman of our Board of Directors.  Venners & Co., Ltd. provides consulting services to KFx.

PLAN OF DISTRIBUTION

                The selling security holders may sell the shares being offered from time to time in one or more transactions:

•	on the American Stock Exchange or otherwise;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

                The selling security holders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling security holders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling security holders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling security holders and broker-dealers that participate with the selling security holders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

                The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

                The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling security holder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling security holders. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

                We will bear all costs, expenses and fees in connection with the registration of the shares. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling security holders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                Upon notification to us by a selling security holder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

                In addition, upon being notified by a selling security holder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

USE OF PROCEEDS

                We will not receive any of the proceeds from the sale of the resale shares by the selling security holders.  All proceeds from the sale of the resale shares will be solely for the accounts of the selling security holders.

LEGAL MATTERS

                The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Berenbaum, Weinshienk & Eason, P.C., Denver, Colorado.

EXPERTS

                The consolidated financial statements of KFx Inc. and subsidiaries as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference in this prospectus and registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, and have been so incorporated in reliance upon those reports of such firm given upon their authority as experts in accounting and auditing.

You should rely only on the information contained in
this prospectus.  We have not authorized anyone to
provide you with information different from that
contained in this prospectus or any prospectus
supplement.  This prospectus is not an offer of these
securities in any jurisdiction where an offer and sale is
not permitted.  The information contained in this
prospectus is accurate only as of the date of this
prospectus, regardless of the time of delivery of this
prospectus or any sale of our common stock.

		2,122,305 Shares Common Stock KFx INC.
TABLE OF CONTENTS

	Page
		Prospectus
Our Business	2
Risk Factors	3
Where You Can Find More Information	11
Disclosure Regarding Forward- Looking Statements	12
Security Holders	13
Plan of Distribution	16
Use of Proceeds	18	September 16, 2005
Legal Matters	18
Experts	18